SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	April	2018
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
150 Elgin Street, 8th Floor Ottawa, Ontario, Canada K2P 1L4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Exhibit

99.1	Shopify Inc. – 2018 Letter to Shareholders

99.2	Shopify Inc. – Financial Statements for the year ended December 31, 2017

99.3	Shopify Inc. – 2017 Year In Review

99.4	Shopify Inc. – Management’s Discussion and Analysis for the year ended December 31, 2017

99.5	Shopify Inc. – 2015 Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	April 9, 2018	By:	/s/ Joseph A. Frasca
Name: Joseph A. Frasca Title: SVP, General Counsel and Corporate Secretary